Technologies

Exro Technologies Inc.
(the "Company")

FORM OF PROXY ("PROXY")

Annual and Special Meeting
July 9, 2021 at 11:00 a.m. PDT
Suite 1000 – 355 Burrard Street,
Vancouver, BC V6C 2G8
(the "Meeting")

RECORD DATE:	May 12, 2021
CONTROL NUMBER:	
SEQUENCE #:	
FILING DEADLINE FOR PROXY:	July 7, 2021 at 11:00 a.m. PDT

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints John Meekison, whom failing Christina Boddy (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Number of Directors	FOR	AGAINST
To Set the Number of Directors at Eight.	☐	☐

2. Election of Directors	FOR	WITHHOLD
a) Mark Godsy	☐	☐
b) Sue Ozdemir	☐	☐
c) M.A. (Jill) Bodkin	☐	☐
d) Frank Borowicz	☐	☐
e) Daniel McGahn	☐	☐
f) Eamonn Percy	☐	☐
g) Juliette Wurmlinger	☐	☐
h) Terence Johnsson	☐	☐

3. Appointment of Auditor	FOR	WITHHOLD
Appointment of PricewaterhouseCoopers LLP as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

4. Approval of Stock Option Plan	FOR	AGAINST
To consider, and if thought appropriate, to approve an ordinary resolution to ratify, confirm and approve the Company's Stock Option Plan.	☐	☐

5. Adoption of Articles	FOR	AGAINST
To consider, and if thought appropriate, to approve a special resolution approving the amendment of the Company's Articles such that the existing Articles be replaced in their entirety with the form of Articles set out in Schedule "D" to the accompanying Information Circular, all as more particularly described in the Information Circular.	☐	☐

6. Creation of Preferred Shares	FOR	AGAINST
To consider, and if thought appropriate, pass, a special resolution approving an amendment to the Company's Notice of Articles and Articles to create a class of preferred shares issuable in series, as more particularly described in the Information Circular.	☐	☐

7. Other Business	FOR	AGAINST
To transact such other business as may properly come before the meeting or any adjournment thereof.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED

PLEASE PRINT NAME	Signature of registered owner(s)	Date (MM/DD/YYYY)

www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Company. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Company. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. 8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Investor inSite TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions. To register, please visit www.tsxtrust.com/investorinsite Click on, “Register” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions. 060821_v1